Exhibit 12.1
POLYMER GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Dollars in thousands, except ratio data)

	Predecessor						Successor
	Fiscal year ended(1)					One Month ended	Five Months Ended
	December 30, 2006	December 29, 2007	January 3, 2009	January 2, 2010	January 1, 2011	January 28, 2011	July 2, 2011
Income (loss) from continuing operations before provision (benefit) for income taxes	$(26,493)	$(16,206)	$(2,543)	$17,601	$16,329	$(17,753)	$(49,263)
Add:
Interest expense	29,719	33,033	33,405	27,504	31,876	1,978	20,865
Amortizations of capitalized interest	314	629	902	930	953	68	377
Portion of rental expense under operating leases deemed to be the equivalent of interest	1,284	1,700	1,503	1,651	3,258	338	990

Adjusted earnings	$4,824	$19,156	$33,267	$47,686	$52,416	$(15,369)	$(27,031)

Fixed charges:
Interest expense	$29,719	$33,033	$33,405	$27,504	$31,876	$1,978	$20,865
Capitalized interest	3,097	2,281	983	221	875	241	1,432
Portion of rental expense under operating leases deemed to be the equivalent of interest	1,284	1,700	1,503	1,651	3,258	338	990

Total fixed charges	$34,100	$37,014	$35,891	$29,376	$36,009	$2,557	$23,287

Ratio of earnings to fixed charges(2)(3)	—	—	—	1.6x	1.5x	—	—

(1)	The year ended January 3, 2009 includes 53 weeks. All other fiscal years reported include 52 weeks.

(2)	For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before provision for income taxes plus fixed charges. Fixed charges include cash and non-cash interest expense, whether expensed or capitalized, amortization of debt issuance cost and the portion of rental expense representative of the interest factor.

(3)	For fiscal years ended January 3, 2009, December 29, 2007, and December 30, 2006, our earnings were insufficient to cover fixed charges by $2.6 million, $17.9 million and $29.3 million, respectively. Earnings were insufficient to cover fixed charges for the one month period ended January 28, 2011 and the five months ended July 2, 2011 by $17.9 million and $50.3 million, respectively.